03002245

50 3/6/03

UF3-5-03

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UNITED STATES
[SEC]URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8- 24512

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2002 (MM/DD/YY) AND ENDING DECEMBER 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

YOUNG, STOVALL AND COMPANY

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9627 SOUTH DIXIE HIGHWAY
(No. and Street)

PROCESSED
MAR 20 2003
THOMSON FINANCIAL

MIAMI (City) FLORIDA (State) 33156 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROARK A. YOUNG 305-666-2511 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PINCHASIK, STRONGIN, MUSKAT, STEIN & COMPANY, P.A.
(Name — *if individual, state last, first, middle name*)

3225 AVIATION AVENUE (Address) MIAMI (City) FLORIDA (State) 33133 (Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 03 2003
WASH. D.C.
165

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

MAR 19 2003

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, HELEN BUENO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of YOUNG STOVALL & CO., as of DECEMBER 31, ~~19~~2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Lisette C. Hernandez
Commission # CC 834941
Expires May 10, 2003
Bonded Thru
Atlantic Bonding Co., Inc.

Notary Public

Signature

EXECUTIVE VICE PRESIDENT

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

YOUNG, STOVALL AND COMPANY

FINANCIAL STATEMENTS

DECEMBER 31, 2002

CONTENTS

PINCHASIK · STRONGIN · MUSKAT · STEIN & COMPANY

A Professional Association of Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Young, Stovall and Company
Miami, Florida

We have audited the accompanying statement of financial condition of Young, Stovall and Company as of December 31, 2002 and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of creditors and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Young, Stovall and Company as of December 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Pinchasik Strongin Muskat Stein & Company

January 31, 2003

SUITE 500 BAYVIEW PLAZA
3225 AVIATION AVENUE MIAMI, FLORIDA 33133
MIAMI DADE (305) 858-5800 BROWARD (954) 763-5800 FAX (305) 858-1636

YOUNG, STOVALL AND COMPANY

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

ASSETS

Cash and cash equivalents	$ 460,666
Securities owned	
Marketable - at market value	242,223
Not readily marketable - at estimated fair value	24,300
Receivable from clearing broker	253,973
Property and equipment	63,033
Other assets	43,906
	$1,088,101

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Commissions payable	$ 77,308
Accrued expenses	115,067
Clearance account payable	179,495
	371,870
CONTINGENCIES	
STOCKHOLDERS' EQUITY	
Common stock ($1 par value; 1,000 shares authorized; 625 shares issued and outstanding)	625
Additional paid-in capital	74,375
Retained earnings	641,231
	716,231
	$1,088,101

See Notes to financial statements.

YOUNG, STOVALL AND COMPANY

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2002

REVENUES	
Commissions	$3,431,462
Interest	26,164
Other	480,888
Net unrealized losses	(13,776)
Net realized gains	45,348
	3,970,086
DIRECT COSTS	
Clearing charges and floor brokerage	316,121
Commissions	858,703
	1,174,824
INCOME BEFORE GENERAL AND ADMINISTRATIVE EXPENSES	2,795,262
GENERAL AND ADMINISTRATIVE EXPENSES	
Advertising	5,990
Automotive	4,735
Depreciation	21,423
Dues and subscriptions	183,516
Employee compensation	464,353
Employee benefit	18,963
Entertainment	26,253
Insurance	87,323
Interest	4,042
Legal and professional	69,956
Licenses and taxes	5,635
Office	71,635
Officers' compensation	292,235
Other	178,151
Payroll taxes	106,893
Repairs and maintenance	6,794
Rent	177,993
Service contracts	179,745
Telephone	47,872
Travel	27,430
	1,980,937
NET INCOME	$ 814,325

See Notes to financial statements.

YOUNG, STOVALL AND COMPANY

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2002

	Common Stock	Additional paid-in capital	Retained earnings	Total
BALANCES – January 1, 2002	$ 625	$ 74,375	$546,522	$621,522
Net income			814,325	814,325
Dividend distributions			(719,616)	(719,616)
BALANCES - December 31, 2002	$ 625	$ 74,375	$641,231	$716,231

See Notes to financial statements.

YOUNG, STOVALL AND COMPANY

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS

YEAR ENDED DECEMBER 31, 2002

SUBORDINATED LIABILITIES - January 1, 2002	$ 0
Increases	0
Decreases	0
SUBORDINATED LIABILITIES - December 31, 2002	$ 0

See Notes to financial statements.

YOUNG, STOVALL AND COMPANY

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 814,325
Adjustments to reconcile net income to net cash provided by operating activities:	
Loss on disposal of fixed asset	276
Net realized investment gain	(45,348)
Unrealized investment loss	13,776
Depreciation	21,423
Changes in operating assets and liabilities:	
Decrease in receivable from clearing broker	60,492
Increase in other assets	(1,224)
Decrease in commissions payable	(9,010)
Increase in clearance account payable	154,383
Increase in accrued expenses	43,916
Net cash provided by operating activities	1,053,009
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchases of property and equipment	(13,814)
Proceeds from sales less purchases of marketable securities	(107,611)
Net cash used by investing activities	(121,425)
CASH FLOWS FROM FINANCING ACTIVITIES	
Stockholder dividend distributions	(719,616)
NET INCREASE IN CASH AND CASH EQUIVALENTS	211,968
CASH AND CASH EQUIVALENTS - beginning	248,698
CASH AND CASH EQUIVALENTS - ending	$ 460,666

See Notes to financial statements.

YOUNG, STOVALL AND COMPANY

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Organization and Nature of Business</u>

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the National Association of Securities Dealers (NASD).

The Company does not maintain customer accounts and does not hold securities. All transactions are cleared through another broker dealer under a full disclosure agreement.

<u>Revenue Recognition</u>

Customer securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis.

<u>Securities Owned</u>

Marketable securities are valued at market value and securities not readily marketable are valued at fair value as determined by the Board of Directors. The resulting differences between cost and market value (fair value) are included in income.

<u>Statement of Cash Flows</u>

Cash and cash equivalents include deposits at banks and money market accounts.

<u>Property and Equipment</u>

Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the related assets.

<u>Use of estimates</u>

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates; however, management does not believe these differences would have a material effect on operating results.

YOUNG, STOVALL AND COMPANY

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont'd.)

Income Taxes

The Company has elected to be taxed under Subchapter S of the Internal Revenue Code. Accordingly, income or loss subject to income tax is included in the stockholders' taxable income. Therefore, no provision for income taxes is recorded in the accompanying financial statements.

NOTE 2 - SECURITIES OWNED

Securities owned consisted of the following as of December 31, 2002:

	Marketable	Not Readily Marketable	Historical Cost
Securities and corporate bonds	$242,223	$24,300	$280,299

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment consist of the following:

Computers	$ 40,068
Furniture and office equipment	138,938
Leasehold improvements	40,571
	219,577
Less: Accumulated depreciation	(156,544)
	$ 63,033

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company leases its corporate headquarters under an operating lease agreement with a related party owned and controlled by the stockholders. Total rent incurred on such lease for the year ended December 31, 2002 was $168,000.

Management believes that the terms of the lease are substantially consistent with those which would have been negotiated with an unrelated party.

YOUNG, STOVALL AND COMPANY

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002

NOTE 5 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). See Schedule 1.

NOTE 6 - CONTINGENCIES

At the balance sheet date, the Company was involved in one pending litigation case involving securities arbitration before the National Association of Securities Dealers, Inc. The claimant in this case has requested damages of approximately $263,913 plus interest, attorney's fees and costs. The Company intends to vigorously defend this claim which it believes to be entirely without merit. Counsel for the Company cannot predict the outcome with certainty based on conflicting evidence.

The relationship of the parties, case progress, and general complexity of issues concerning this matter precludes management and counsel from providing an opinion of expected resolution. Accordingly, the accompanying financial statements do not include adjustments, if any, that may arise due to the above matter.

YOUNG, STOVALL AND COMPANY

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2002

NET CAPITAL	
Total stockholders' equity	$716,231
Deductions and/or charges:	
Non-allowable assets	
Property and equipment - net of depreciation	63,033
Other assets	68,206
Petty cash	947
	132,186
Net capital before haircuts on securities positions	584,045
Haircuts on securities:	
Corporate bonds	(19,364)
Net capital	$564,681
AGGREGATE INDEBTEDNESS	
Items included in statement of financial condition:	
Commissions payable	$ 77,308
Accrued expenses	65,295
Due to U.S. Clearing	49,772
Total aggregate indebtedness	$192,375
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum net capital required	$250,000
Excess net capital at 1500%	$314,681
Excess net capital at 1000%	$545,444
Ratio: Aggregate indebtedness to net capital	.34 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION	
Net capital as reported in Company's Part IIa (unaudited) FOCUS report	$564,681
Reconciling items:	
Auditors adjustments (net)	-
Net capital as above	$564,681

PINCHASIK · STRONGIN · MUSKAT · STEIN & COMPANY
A Professional Association of Certified Public Accountants

To the Board of Directors
Young, Stovall and Company
Miami, Florida

In accordance with rule 17a-5(e)(4) of the Securities and Exchange Commission, we have performed the following procedures with respect to the schedule (Form SIPC-7) of Securities Investor Protection Corporation assessments and payments of Young, Stovall and Company for the year ended December 31, 2002. Our procedures were performed solely to assist you in complying with rule 17a-5(e)(4), and our report is not to be used for any other purpose. The procedures we performed are as follows:

1. Compared listed assessment payments with respective cash disbursement records entries;
2. Compared amounts reported on the audited Form X-17a-5 for the period January 1, 2002 to December 31, 2002, with the amounts reported in the General Assessment Reconciliation (Form SIPC-7);
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting adjustments; and
5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above. In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on Form SIPC-7 were not determined in accordance with applicable instructions and forms. This report related only to the schedule referred to above and does not extend to any financial statements of Young, Stovall and Company taken as a whole.

Pinchasik Strongin Muskat Stein & Company

January 31, 2003

SUITE 500 BAYVIEW PLAZA
3225 AVIATION AVENUE MIAMI, FLORIDA 33133
MIAMI DADE (305) 858-5800 BROWARD (954) 763-5800 FAX (305) 858-1636

PINCHASIK · STRONGIN · MUSKAT · STEIN & COMPANY

A Professional Association of Certified Public Accountants

January 31, 2003

The Board of Directors
Young, Stovall and Company
Miami, Florida

In planning and performing our audit of the financial statements of Young, Stovall and Company for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures and to assess whether those practices and procedures can be expected to achieve the Commission's objectives. Two of the objectives of internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

SUITE 500 BAYVIEW PLAZA
3225 AVIATION AVENUE MIAMI, FLORIDA 33133
MIAMI DADE (305) 858-5800 BROWARD (954) 763-5800 FAX (305) 858-1636

Because of inherent limitations in internal control or the practices and procedures, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters, involving internal controls including procedures for safeguarding securities, that we considered to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the objectives of the Securities and Exchange Commission.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used by anyone other than these specified parties.

Pinchasik Strongin Muskat Stein & Company